Exhibit 99.2
REFERENCE MATERIAL FOR EXCISE OF
VOTING RIGHTS

 Exhibits to Bill No.1:
The Business Report and Statutory Report on a Consolidated and Parent-Alone Basis with Respect to the Final Fiscal Year of Universe Co., Ltd.

ARCS COMPANY LIMITED

BUSINESS REPORT
(Fiscal year from: April 21, 2010 to April 20, 2011)

1.	Brief Business Review of the Group
(1)	Progress and Results during the Period
Summary of general condition:
Economic condition of the consolidated in this fiscal year in the three prefectures in northern Tohoku changed drastically before and after the Earthquake (hereinafter “Earthquake) occurred on March 11, 2011.  Before the disaster, a partial recovery was observed facilitated by the anti-recession measures of the government and a recovery of the demands for the businesses directed to new developing countries.  However, after the disaster, the economic activities in general were forcibly slowed down because of the supply chains fragmented by the record damages by the disaster.
   There was a huge change after the mega disaster in the supermarket businesses, the main business of Universe Co., Ltd. (hereinafter “Universe”).  Before the disaster, a severe price competition among companies was increasing across the types and forms of the businesses with a saving mood and lower price preference among the consumers in the background.  After the disaster, because of the lowered level of operation at the food and package material manufacturers plants resulted from the damages to their plants as well as the scheduled suspensions of power supplies, damages to the fishing ports and marine products processing base, effects of the radioactive radiation leakage from the Fukushima Atomic Power Plant No.1 upon the fruits and vegetables, and etc., the product procurement became highly unstable and temporary shortages and price increases were observed.
Under this circumstance, based upon an idea that “customers are our priority (we will give priority to our customers whenever and wherever), we always strived to create the sales floors which could earn further support and trust of the clients.

a.	General
    As to the company’s businesses as a whole, in this fiscal year, we were affected by the external factors such as weather and natural disaster in a degree that we had never experienced before.  Nevertheless, we made thorough effort to strengthen the product power and to enhance our sales floors with a goal to improve our clients’ satisfaction.  In response to the abnormally hot summer and late summer heat, we put utmost effort to avoid the shortage, tried to improve the range of supply of the popular products that satisfied customers’ needs, and to mitigate the confusions in the product delivery networks created after the Earthquake.  We pursued to procure the daily necessities with a sense of mission to protect the lifeline and dedicated our lives.
    As to the products, with an exception of temporary suspension after the disaster, We planed and continued a project to provide daily necessities at bargain prices.  In addition, during the special demand period at the year end, with a purpose to embrace the clients’ needs which showed signs of savings fatigue, we actively promoted high grade products.  As to the sales campaign, we tried to open up clients’ needs by changing the details and timing of our sales campaign with big enhanced projects such as “Grand Opening Festival.”  In the area of store operations, we continued our effort from the previous fiscal year to thoroughly carry out a supermarket principle and to realize the ideal forms of stores and sales floors that our company believes, and which is represented by the terms, “five factors of strong stores” and “conditions of strong sales floors.”  More specifically, we put concentrated efforts to improve both the levels of freshness management and the sales floor management on a schedule, which we regard most important.

  As to the store development in the current consolidated fiscal year, there was no new store.  However, total renovation was carried out for four stores in total: “Big House Minato Store” (Hachinohe-city, Aomori) in May, 2010; “Shirogane Store” (Hachinohe-city, Aomori) in July; “Higashi By-Pass Store” (Aomori-city, Aomori) in October; and “Nejyo Store” (Hachinohe-city, Aomori) in March 2011.

b.	Effects of and responses to the Earthquake
  As to the responses to the Earthquake, immediately after the disaster, we established an emergency response department in the headquarters of our company, located in Hachinohe-city, Aomori, and we worked with our full capacity to maintain and to provide a robust life-line function which secured the food requirements of that area.

  There was no significant damage either to the employees or the buildings and facilities.  However, all of our stores lost electricity because of the loss of electricity occurred immediately after the disaster in a wide range of areas.  Two stores located in the coastal area in Iwate were inundated by Tsunami.  The loss of electricity continued about 2 to 3 days after the disaster, but, with our belief that our company owes a social mission to resume the operation of our business as soon as possible.  Flexible and timely response by the store manger of each store together with the supports by the emergency response department, the day after the disaster, our 43 stores out of 47 in total conducted a special operation near the store entrances.  Then, as the electricity supply was gradually restored, by the third day after the disaster, 45 stores out of 47 resumed regular operations with earlier closing time.  As to the two stores inundated by Tsunami, 1 store (Kuji-city, Iwate) resumed its operation 5 days after the disaster, and the other 1 store (Miyako-city, Iwate) resumed its operation at the end of March.

   For the product procurement after the disaster, each company in this industry requested cooperation of the existing business partners, and also tried to secure new product procurement routes and a wild product procurement competition was resulted involving large, medium, and small chain stores, as well as independent stores.  Under this circumstance, we strived to provide products competitive against our competitors using the “List of products required at a time of emergency,” and confirming the inventory availability of each product.  In addition, in spite of a difficult condition for a normal business operations we had to temporarily suspend flyer distributions after the disaster, thus, we were unable to strengthen the prices.  To compensate this for them, we planed a sales campaign to make reimbursements to our customers as points.

  In addition, we quickly decided to offer our support within the area where we have stores and neighboring areas suffered from the disaster.  We provided supporting products in response to the disaster support agreement with the government agencies, and the supporting funds to the disaster response headquarters.  We also assisted cooking at the shelters.  Especially, to the municipal governments within our business trading area, such as Hachinohe City, Misawa City (both in Aomori), Kuji City, Miyako City, and Noda Village (all in Iwate), we offered products free of charge with priority.

  As a result of such sales efforts, the unconsolidated sales itself from its existing stores rose to 101.7% to the same period of last year.  The sales of all stores was 104.6% to the same period of last year to which the sales by the two stores newly opened in Morioka City, Iwate, in the 3rd quarter of the last fiscal year contributed to the fiscal year as a whole.  Thus, stores as a whole, in the 44th fiscal term after the establishment, we achieved the 100 billion yen in sales.  In addition, our sales in Iwate moved firmly because of the contribution by the two stores mentioned above and because of the increased demands resulted from the Earthquake, and resulted 111.2% to the same period of last year.

  On the one hand, concerning costs, an introduction of the Labor Scheduling Program (LSP) has progressed as planed and there are signs of its effects.  In addition, the sales campaign cost dropped because of the temporary suspension of the flyer distribution, and the cost of water, light, and heating together with personnel cost were also declined because of the shorter operating hours of the stores.

  As to the human resource education, we made effort to repeat to all employees the “Favorite phrase of Universe” which defined principles of the food super market business to make them thoroughly familiar with it.  With a purpose to cultivate human resources, we also conducted trainings for store managers and deputy managers to strengthen the management capability.

  In relation to the environmental issues, we switched our display cases systematically to those smaller in size and consuming less electricity.  The company also extended the geographical area of our raw garbage recycling program.

  We stopped distributing free shopping bags two year ago in the stores in Aomori prefecture, and now, 66.7% of our stores stopped the distribution of shopping bags (83.2% in the stores in Aomori, 29.1% in the stores in Iwate and Akita.).

  As to the Group’s other businesses, the business of Universe Kosan Co., Ltd., operating the insurance agencies, moved firmly and achieved the same level of result as in the previous year.

  As a result of all the above, Group in its consolidated results achieved ¥102,582 million (104.5% to the last year) in sales, ¥26,316 million (105.4% to the last year) in gross profit in sales, ¥4,057 million (118.7% to the last year) in recurring profit, ¥4,170 million (118.1% to the last year) in recurring profit, and ¥1,986 million (103.0% to the last year) in net sales.  The result showed increased sales and increased profits, and the recurring profit was the highest in record.

  As explained above, the sales in the existing stores resulted 101.7% to the last year and the contribution by the 3 new stores opened in the previous year contributed to this sales increase.  Main reason for the large increase in the operating income and recurring profit can be identified as our appropriate responses to an unusually hot summer and a lingering summer heat and the confusions occurred after the disaster.  These factors worked as a positive force to increase the sales and achieve a higher gross margin.  The ratio of the selling general and administrative expenses against the sales dropped by 0.3% compared to the last year as there was no new store opening.  On the other hand, the accounting standard newly adopted in this fiscal year concerns asset retirement obligation resulted ¥226 million non-recurring loss, ¥196 million disaster loss caused by the Earthquake, and ¥80 million loss on impairment of fixed assets resulted from the loss reduction, and the total non-recurring loss of ¥545 million were incurred.  However, the substantial increase in recurring profit could cover this non-recurring loss.  The net profit exceeded the number initially planed, and thus, we achieved a profit increase.

(2)  Capital Investment
      During the fiscal year under review, our capital investment totaled ¥966 million.
Store name	Amount invested (millions of yen)	Date opened
Big House Minato Store; Shirogane Store; Higashi Bypass Store; Nejyo Store (Renovation)	¥350 million	May, July, October, 2010 March 2011
Other existing stores (Tools and equipment)	¥414 million	-
Investments in IT	¥202 million	-
Total	¥966 million	-

(3) Challenge for the Group
    We identified the following issues as the most important ones to be resolved, and we will strive to resolve these issues to facilitate further growth and development of the Group.

1)	Store development
      In the supermarket business, the main business of Universe, our basic strategy is to develop large scale supermarkets having sales floor space exceeding 2,000m² (SSM: Super Supermarket) and establish them within the neighborhood type shopping centers (NSC: Neighborhood shopping center) and multiple purpose store complex as we did in the past.  In addition, we will examine the possibilities of developing and opening smaller scale stores as well.

    We had planned to open 2 new stores in the next fiscal year.  However, the negotiations for the store development has been facing difficulties and timing of the bidding for the target properties has been delayed because of the impact of the Earthquake.  Consequently, we expect that there will be no new store opening in the next fiscal year, that is, no new stores in the consecutive 2 fiscal years.  Nevertheless, Universe still maintains the policy of opening about 2 stores a year and has been examining multiple locations for new store openings.  We will continue to explore the expansion and deepening of our trading area.

2)	Product policy
      The unstable condition of product procurement resulted from the impact of the Earthquake has been returning normal.  We, however, will explore to secure more product procurement routs to facilitate stable procurement of the daily necessities even at the time of a great disaster.  This is because we cannot deny possibilities that big after earthquakes might occur in the future.  Once the confusion created by the great disaster became settled and a normal condition starts to return, we believe that the preference for savings and low price will increase again among consumers.  We plan to maintain bargains of the popular products within a comfortable range and maintain our competitive price competition power.

    We will also strive to find new production centers and trading partners, to strengthen the scope of the locally available products, and to further improve both the quality and the price competition power.  While keeping a focus upon the fresh and raw products department, we will continue to expand our direct transactions with the manufacturers and producers, a higher level of trading.

3)	Development of the sale floors and products
    We aim to create a store where our clients can purchase one week of daily necessities and to explore to create a type of sales floor and products which can satisfy the changing eating habit and desires for security, safety and health of our clients.  We will also aim to conduct a scheduled and thorough sales floor management to provide to our clients the freshest products possible, and at the same time, to eliminate the dumping sale and disposals of these products.  More specifically, as to the peak time in the evenings, we will designate 4 p.m. (3 p.m. in winter) as “the second opening time,” and will explore to create a highly finished sales floor.

4)	Improvement of personnel efficiency
      For an improvement of the personnel efficiency, we are promoting the thorough learning and establishment of the LSP to achieve an appropriate allocation of the personnel.  With a goal to enhance efficiency of the operations we plan to cultivate part-time employees who can work for the multiple departments, and strive to reduce overtime.  and to harmonize the LSP and a checklist type human resources development tool, and to improve the personnel efficiency index such as the sale per personnel and time and the labor allocation ratio.

5)	Development of human resources
      Universe has been making effort in the development of the personnel who can support our plans of new store openings and strengthening the competitive power of our existing stores utilizing various educational programs which include class specific education and department specific education and certification systems.  In order to adequately respond to the changes in the distribution and retail sales industry expected in the future, without merely adopting existing educational system, we will strive to improve the level of our personnel development.

6)	Improvement of logistics
     As to the improvement of the logistics system for raw and fresh products, such as the following are required: i) to establish a network system covering wide range of area, ii) to establish a continuous cold chain for the raw and fresh products, iii) to establish a product procurement and delivery system that can facilitate direct delivery from the producers, and iv) to improve the store operations.  We will prepare and develop a plan for the operation of the next generation raw and fresh product center.

7)	Promotion of the system development
      In relation to the management, we will explore to improve our man hour management utilizing a work management system.  In addition, we also explore to improve our personnel efficiency by coordinating company wide man hour utilization across all of the departments.

    In relation to the sales activities, we will use point card system and analyzes our customers and product areas utilizing analytical function of the data on the card.  We would be able to examine the effectiveness of our existing sales promotion and introduce new methods of sales promotions.  In addition, we will install automatic change returning machine in our stores to improve our checking services and efficiency.

8)	Responses for the environmental problems
     In relation to the reduction of CO2 emission, in compliance with the legislative spirit of the Energy Conservation Law (law concerning rationalization of every usage) and Act on Promotion of Global Warming Countermeasures (law concerning promotion of global warning countermeasures) we will continue to promote various measures including: systematic introduction of energy saving store facilities, wasteful electricity usage reduction to be achieved by constant adjustment of lighting and air flow, and resources recycling promotion activities at store front.  In response to the instantaneous large volume electricity usage restriction, expected during summer due to the impact of the Earthquake, we plan to prepare our responsive measures which assures security and safety of the food products and which does not impair convenience of our customers.

9)	Improvement of internal control
     In relation to the internal control related to the financial reporting and required under the provisions of the Financial Investment and Exchange Law of Japan, we have been stably conducting the control.  Even after the next fiscal term, we are aware that this is an important system that facilitates appropriate financial reports, thus, we plan to achieve the organization, operation, and evaluation systematically and efficiently.

     In relation to the internal control system provided under the Companies Act, we conducted company wide promotion every year to construct a wide range of risk control system, including a compliance system.  We will continue to improve our risk control system to adjust the system to the changing social and economic environment.

 (4)  Financial Summary:
1)  Consolidated business results and financial condition
Classification	FY 2008	FY 2009	FY 2010	FY 2011 (current consolidated FY)
Sales (¥1,000)	94,171,086	95,561,330	98,211,421	102,582,918
Operating income (¥1,000)	3,429,074	3,479,100	3,532,232	4,170,820
Recurring profit (¥1,000)	1,377,762	1,877,093	1,929,505	1,986,693
Net income per share (¥)	130.00	176.95	181.89	187.29
Total assets (¥1,000)	36,992,700	36,595,455	38,117,233	40,340,294
Net assets (¥1,000)	20,719,084	22,168,539	23,773,591	25,435,641
Net assets per share (¥)	1,953.17	2,089.81	2,241.12	2,397.83

Note: 1.  Net income per share is calculated by redacting the average number of own shares during the term from the average of the total number of shares outstanding during the term.
2.  As of April 23, 2007, Universe conducted a capital increase by a public issue of its 1,800,000 common shares.

2) Parent-alone financial results and financial condition

Classification	FY 2008 41st Term	FY 2009 42nd Term	FY 2010 43rd Term	FY 2011 44th Term (current)
Operating revenue (¥1,000)	91,705,417	94,948,982	97,606,150	102,005,272
Operating income (¥1,000)	3,286,565	3,382,752	3,445,379	4,100,543
Recurring profit (¥1,000)	1,617,118	1,827,448	1,876,655	1,954,016
Net income per share (¥)	152.59	172.27	176.91	184.21
Total assets (¥1,000)	36,201,840	35,793,993	37,266,990	39,474,166
Net assets (¥1,000)	20,043,864	21,462,321	23,009,657	24,641,973
Net assets per share (¥)	1,889.52	2,023.24	2,169.11	2,323.01

Note:  1.  The operating revenue includes sales income and other sales income.
2.  Net income per share is calculated by redacting the average number of own shares during the term from the average of the total number of shares outstanding during the term.
3.  As of April 23, 2007, Universe conducted a capital increase by a public issue of its 1,800,000 common shares.

(5)	Important parent company and subsidiaries (as of April 20, 2011)
1)  Relation with the parent company
     There is no matter to be stated.

2) Important subsidiaries
Company name	Capital	Voting right ratio owned	Main businesses
Daihyaku Estate Co., Ltd.	¥220,000,000	100.0%	Real Estate
Drug U Co., Ltd.	¥10,000,000	100.0%	Operations of drug stores
Universe Kosan Co., Ltd.	¥10,000,000	100.0%	Insurance agency

    The three companies mentioned above are the consolidated subsidiary of Universe.  The consolidated sales in the current fiscal year is ¥102,582 billion (104.5% to the last year), consolidated recurring profit is ¥4,170 million (118.1 to the last year), and consolidated net income is ¥1,986 million (103.0%).

(6)	Details of the main businesses (as of April 20, 2011)
The group is comprised of Universe and 3 subsidiaries and the supermarket operation is the main business.
The following shows the status of each company in the businesses and their relationship with business departments.

(Supermarket business) Universe Co., Ltd. Daihyaku Estate Co., Ltd. Drug U Co., Ltd.	Managing supermarkets Leasing parts of the store sites to Universe Operating drug stores as the tenant of Universe
(Other businesses) Universe Kosan Co., Ltd.	Operating life and non-life insurance agency businesses

(7)	Major business sites (As of April 20, 2011)
Universe Co., Ltd.
1)  Headquarters: 83-1, Aza Maeda, Nagashiro, Ooaza, Hachinohe, Aomori
2)  Sales offices
Prefecture	City/Town/Village	Name of the store	# of stores
Aomori	Aomori city	Sannai Store; Tsutsui Store, Okidate Store; La Cela Higashi Bypass Store; Higashi Aomori Store; Oono Store	30 stores
	Hirosaki city	Kashida Store; Minami Onachi Store; Joto Store; U Mart Kodai Store; U Mart Hirodai Mae Store
	Hachinohe city	Shirogane Store; Nejyo Store; Big House Minato Store; Shimonaga Store; Konakano Store; Minamiruike Store; Hachinohe New Town Store
	Kuroishi city	Kuroishi Ekimae Store; Kuroishi Fujimi Store
	Goshogawara city	Goshogawara Higashi Store
	Towada city	Higashi Ichibanncho Store; Powers U Towada Store
	Misawa city	Matsuzonocho Store; Misawa Horiguchi Store
	Mutsu city	Mutsu Asahicho Store
	Tohoku town	Kamikitacho Store
	Oirase town	Hyakuseki Store
	Sanohe town	Sanohe Yakamachi Store
	Hashikami town	Hashikami Store
Iwate	Morioka city	Sun Town Matsuzono Store; Fal Ueda Store; Nakano Store; Morioka Minami Store; Natayacho Store; Aoyama Store	16 stores
	Miyako city	Fal Sokei Store
	Kuji city	Kuji/Kawasakicho Store; Kuji Shopping Center Store
	Ninohe city	Ninohe Horino Store; Futado Fukuoka Store
	Hachimantai city	Nishine Store
	Takizawa village	Kashi Store; Mitake Store
	Shiwa town	Shiwa Store
	Hirono town	Taneichi Store
Akita	Kazuno city	Kemanai Store	1 store
Total Number of Stores			47 stores

(8)	Employees (as of April 20, 2011)
1)   The Group

Type of Business	Number of employees	Increase/decrease from previous year
Supermarket business	1,010	-
	(2,755)	(-)
Other businesses	7	-
	(5)	(-)
Total	1,017	Minus 24
	(2,760)	(Plus 83)

Note: 1.	The number of employees refers to the number of people working and includes contract employees.
2.	The numbers in parenthesis in the number of employees column refer to the average number of temporary workers hired. These numbers are calculated with an assumption that they worked 8 hours per day.
3.	New business classification is adopted from this fiscal year, increase or decrease in percentage to the previous fiscal year is not indicated in the table. .

2)  Universe

	# of employees	Increase/decrease from previous term end	Average age	Average number of years worked
Male employees	705	- 13	37.00	11.10
Female employees	301	- 9	30.06	8.09
Employee total	1,006	- 22	35.00	10.11
Part time employees	2,741	+ 82	43.01	5.06
Total or average	3,747	+ 60	41.05	6.07

Note: 1.	The number of employees refers to the number of people working and includes contract employees.
2.	The numbers in parenthesis in the number of employees column refer to the average number of temporary workers hired. These numbers are calculated with an assumption that they worked 8 hours per day.

(9)	Major lenders (as of April 20, 2011)

Lender	Amount of loans outstanding (thousands of yen)
Mizuho Bank Co., Ltd.	689,000
Michinoku Bank Co., Ltd.	669,400
Mitsubishi Tokyo UFJ Bank Co., Ltd.	336,025
Iwate Bank Co., Ltd.	283,260
Aomori Bank Co., Ltd.	166,846
Kita Nihon Bank Co., Ltd.	91,285

2.	Stock information (as of April 20, 2011)

1)  Total number of shares authorized to be issued:  40,000,000 shares
2)  Total number of shares issued: 10,607,783 shares (own excluding 137 shares of own stock)
3)  Number of shareholders: 8,156
4)  Major shareholders:

Name of shareholder	# of shares own	Investment ratio
Miman Co., Ltd.	1,000 shares 2,654	% 25.0
Koichi Miura	1,496	14.1
Masayoshi Miura	787	7.4
Yuko Miura	607	5.7
Universe Employee Shareholding Association	454	4.3
Tatehiko Miura	420	4.0
Japan Trustee Services Bank, Ltd. (Trust account)	271	2.6
Emiko Miura	206	2.0
Yumiko Miura	163	1.5
Master Trust Bank of Japan, Ltd. (Trust account)	147	1.4

3.	Warrants and others.
There is no items to be stated.

4.  Universe Directors and Corporate Auditors
1)  Name, etc. of Directors and Corporate Auditors

Title	Name	Major responsibility
		As of April 20, 2011	As of June 21, 2011 After reorganization
Representative board of director & President	Koichi Miura	-	-
Executive board of director	Kiyotoshi Takahashi	GM, Management/GM, HR Education	GM, HR Education
Board of director	Hiroshi Shigeta	GM, Sales Support	GM, Products
Board of director	Masahiro Sawada	GM, Development	Same as on the left
Board of director	Yoshito Nagasaki	GM, Store Operations	Same as on the left
Board of director	Tetsuo Takenaga	GM, Product	GM, Sales Support
Board of director	Itsuo Tanabu	GM, Business Planning	GM, General Affaires
Board of director	Koichi Inoue	GM, Information System	Same as on the left
Full-time auditor	Yoichi Kudo	-	-
Part-time auditor	Minehiro Yamashita	-	-
Part-time auditor	Kazuyuki Niiyama	-	-

Note: 1.	Auditors, Yoichi Kudo, Minehiro Yamashita, and Kazuyuki Niiyama each are external auditors defined under the Companies Act, Article 2, No. 16.
2.	Auditors, Yoichi Kudo, Minehiro Yamashita, and Kazuyuki Niiyama each has significant level of knowledge in the matters of Finance and Accounting.
3.	The following is the auditors who resigned during the fiscal year.

Name	Position when resigned	Date of resignation
Takeji Itabashi	Part-time Auditor	July 15, 2010
Takeji Itabashi resigned as an auditor because his term expired.

2)  Major responsibility or title of directors as representative of other corporations or organizations

Title	Name	Name of Corporation or Organization	Details	Note
Directors	Koichi Miura	Drug U Co., Ltd.	Representative board of director & President	Consolidated subsidiary of Universe
		Universe Kosan Co., Ltd.	Representative board of director & President	Consolidated subsidiary of Universe
		Miman Co., Ltd.	Board of director	Asset management company, the majority voting rights of which is owned by Koichi Miura and his relatives
	Masahiro Tsuda	Daihyaku Estate Co., Ltd.	Representative board of director & President

3)  Remuneration for Directors and Corporate Auditors
Classification	Number of persons	Amounts (yen)
Directors	8	198,550,000
Corporate Auditors (outside Corporate Auditors)	4 (3)	15,170,000 (14,660,000)

Note: 1.
The maximum amount of remuneration for the board of directors is ¥18,000,000 (Resolved at a shareholders meeting held on July 18, 2007.), the maximum amount of remuneration for auditors is ¥1,250,000/month (Resolved at a shareholders meeting held on July 18, 2007.).

2.
The amount of remunerations include ¥21,000,000 (¥19,800,000 for 8 board of directors, and ¥1,200,000 for 3 auditors), the amount reserved as the remunerations for the corporate officers and recorded in the books as a cost and remuneration allocation for the corporate officers in this term and ¥30,960,000, the amount allocated as the remuneration allowance for the corporate officer at the time of retirement and recorded as a cost and the corporate officer retirement allocation fund (¥29,390,000 for 8 board of directors, ¥1,570,000 for 4 auditors).

3.	The auditors mentioned above include the one who retired as of the end of the 43rd share holders meeting held on July 15, 2010.

4) Outside Directors and Corporate Auditors
Major activities during fiscal 2011:

•	Attendance and statement made during the board of directors meetings and the auditors meetings:

Auditor, Mr. Yoichi Kudo attended all of the board of directors meetings (21 meetings), and also attended all of the auditors meetings (21 meetings).

Auditor, Mr. Minehiro Yamashita attended 19 board of directors meetings out of 21, and attended all of the auditors meetings (21 meetings).

Auditor, Mr. Kazuyuki Niiyama, after being appointed on July 15, 2010, attended 14 board of directors meetings out of 15 held, and attended all of the auditors meetings (14 meetings).

Auditors, Messrs. Yoichi Kudo, Minehiro Yamashita, and Kazuyuki Niiyama asked questions and provided opinions from the legal point of view, accounting and financial points of view, and corporate governance point of view.

•	Exchange of opinions with the board of directors:
The external corporate officers exchanged honest opinions with the representative board of directors and board of directors, concerning corporate management, corporate governance, and others holding regular meetings or meetings called from time to time.

5.  Accounting Auditors
    (1)  Name and remuneration, etc.
1)  Name
     Shin Nihon Limited Liability Audit Corporation
2)  Remuneration, etc.

Title	Amount paid
Remuneration, etc.	¥39,000 thousand
Total amount of cash and other property benefits to be paid by the company and its subsidiaries	¥39,000 thousand
Note: The audit contract between the Company and its accounting auditors does not distinguish between remuneration for audits based on the Companies Act and remuneration for audits based on the Financial Investment Exchange Act.  For this reasons, the figures for the amounts in the above table include the aggregate sum of these amounts.

(2)	Policy regarding decision to dismiss or not reappoint the accounting auditor
When the accounting auditor is in a situation defined under the provisions of the Companies Act, Article 340, Paragraph 1 and below, the auditors committee of Universe examine the possibilities of dismissal, and if dismissal is found reasonable, the accounting auditor shall be dismissed by an unanimous consent of all auditors.  In addition, the board of directors meeting of Universe may submit a resolution to shareholders meeting related to the issue of not to reappoint the accounting auditor, with a consent of the auditors meeting after they had examined the work performance and audit system of Universe, and if they decided that it is required.

6.	A system that can secure that the execution of the tasks by the board of directors comply with the laws, regulations, and by-laws; and other systems that secures appropriate execution of other tasks.
(1)	A system that can secure that the execution of the tasks by the board of directors and employees would be carried out in compliance with the laws and regulations, and by-laws
1)
In our company, we established a Universe norm of activities with a purpose that the board of directors and employees would take actions in compliance with the laws the regulations and by-laws, and based upon the corporate ethics, and we promote compliance by making them thoroughly familiar with this norm.

2)
Establish an internal reporting system and provide consultation and reporting tools to facilitate an early detection and corrective actions against violations of laws and regulations, while at the same time, providing legal protecting to the whistle blowers.

3)
Universe will continue to sever all and any relationship with anti-social groups, and, together with police department and attorneys, keep a strong and clear attitude against illegal and unreasonable demands.

(2)A system concerning retention and management of the information related to the execution of responsibilities by the board of directors
1)
The information and documents related to the execution of the tasks of the board of directors shall be stored or disposed according to the provisions of such as the internal regulations, management manual and internal rules.  We need to review the operating status and make adjustments to the rules and regulations from time to time as required.

2)
As to the information related to the execution of the tasks by the board of directors, in compliance with the internal regulation, management manual and internal rules, a system must be established which facilitates an immediate search and review of existence or non-existence and the condition of retention of each document.

(3)Regulations and system concerning the risk of loss
1)
Each board of director provides a quarterly report about the execution of their tasks in a board of directors meeting and reports about the risk detection and its management.  Risk management has been conducted in this manner.

2)
The “Compliance Risk Management Committee” will be established to consolidate and conduct compliance risk management for the Universe group.  In this manner, we intend to create a system which would prevent the compliance risks through compliance promotion, and which handles and manages the issues running across the group or arising from its structure.

3)	As to the risk management at the time of emergency, as a preparation for the events such as earthquake and other disasters, we will prepare manuals and preventive measures including training.
4)
When an event occurred which might have significant impact to the management of the company, or a threat of the occurrence of such event, employee must immediately report the matter to the representative board of directors and president and carry out risk management measures.

5)
When certain business activities were found which might pose a risk of loss due to violations of laws, regulations and/or by-lays, or any other reasons, by the internal audits, the person in charge must immediately report to the representative board of director and president the details of the risks found and the degree of loss expected.

(4)	System which secures that the board of directors can efficiently conduct their businesses
1)
At our company, as to the important matters to be decided, prompt decisions could be made in the board of directors meeting regularly held each month, or at a special board of directors meeting to be held as required.

2)
As to the management of the business plan, based on the annual and a medium term business plans to be prepared each year based upon the corporate idea of the company in its core, each business execution department in the front line takes actions to achieve the targets.  Regularly review the business reports to examine if the business goal has been progressing forward as initially planned.

3)
As to the execution of daily tasks, authorities will be delegated based upon the rules of job sharing and rules of approvals, and the tasks will be carried out by the responsible persons in each level in compliance with the rules of making decisions.

(5)	A system that secures the appropriateness of the financial reports
1)	Organize and establish a management system which is required to secure the appropriateness of the financial reports.
2)
As to the matters might have a significant impact to the financial condition of the company, the board of directors and auditors must properly share the information and take appropriate counter measures.

(6)	A system that secures the appropriateness of the business conduct in the company group consisting of said stock company and its parent and subsidiary companies
1)
In addition to the various measures which are required to secure that businesses will be conducted in compliance with the laws, regulations and by-laws, Universe will prepare group standard and regulations which are required to secure the appropriateness and efficiency of the businesses as a company group as a whole as Universe Group.

2)
We will organize and establish a system in which, when it is detected that a risk of loss occurred with a subsidiary, a report will be immediately provided to the representative board of directors and president of Universe and relevant departments as to the details of the detected risk of loss, degree of the loss expected, and prospective impact to Universe.

(7)
Matters related to an employee when it was requested to hire the employee to assist the tasks of the auditors, and the matters related to this employee and the matters concerning the independence of this employee from the board of directors

1)
Considering the size of Universe, for the time being, we do not plan to hire any employee to assist the auditors to execute their tasks.  Instead, staff of the relevant department assists the auditors as the auditors commission or request when such became necessary.

2)
As to the selection, evaluation, transfer of those who would work as an assistant to the auditors, one must secure an advance approval of the full-time auditor to secure an independence from the board of directors.

(8)	A system to be used by the board of directors and the employee when they report to auditors, and other systems related to the report to the auditors
1)
We created a system in which the auditor must attend the board of directors meeting, full-time auditors attend, in addition to the board of directors meeting, the management meeting, executive meeting, and other meetings where important decisions are decided.  They are expected to receive the reports from the board of directors and employees about important matters.

2)
We created a system in which, the board of directors and employees are required to report to the auditors when an event occurred or threatened to occur which might cause a significant loss to the company, or when he/she detected certain illegal or fraudulent actions of the board of directors and/or employees, or when an event occurred which the audit committee designated as an event to be reported.

3)	We created a system in which, when the auditor examine the business operation and the status of the assets of this and related companies, we are responsible to respond quickly and accurately.

(9)	Other systems which secure that the auditors could conduct audits efficiently
1)
Regularly conduct opinion exchange with the representative board of directors and president, and communicate and coordinate with the internal audit section, and strive to carry out appropriate communication of thoughts and effective execution of the tasks of the auditors.

2)
Auditors will not only receiving explanations about the details of the accounting audits from the audit corporation which is the accounting auditor for Universe, should cultivate cooperation through such as information exchange.

7. Principle concerning the control of stock companies
There is no item to be stated.

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~
Note: The money amounts included in this business report are represented by discarding the number less than 1 unit represented.